EXHIBIT 12.1

M&T BANK CORPORATION AND SUBSIDIARIES

Computations of Consolidated Ratios of Earnings to Fixed Charges

		Year Ended December 31
		2016	2015	2014	2013	2012
		(Dollars in thousands)
Excluding interest on deposits
Fixed charges:
Interest expense (excluding interest on deposits)		$234,642	254,443	217,348	200,413	226,583
Interest factor within rent expense (a)		40,727	36,385	36,815	36,490	36,696
Total fixed charges		$275,369	290,828	254,163	236,903	263,279
Earnings:
Income before income taxes		$2,058,398	1,674,692	1,642,245	1,765,568	1,592,035
Fixed charges		275,369	290,828	254,163	236,903	263,279
Total earnings		2,333,767	1,965,520	1,896,408	2,002,471	1,855,314
Ratio of earnings to fixed charges, excluding interest on deposits	x	8.48	6.76	7.46	8.45	7.05
Including interest on deposits
Fixed charges:
Interest expense		$425,984	328,257	280,431	284,105	343,169
Interest factor within rent expense (a)		40,727	36,385	36,815	36,490	36,696
Total fixed charges		$466,711	364,642	317,246	320,595	379,865
Earnings:
Income before income taxes		$2,058,398	1,674,692	1,642,245	1,765,568	1,592,035
Fixed charges		466,711	364,642	317,246	320,595	379,865
Total earnings		2,525,109	2,039,334	1,959,491	2,086,163	1,971,900
Ratio of earnings to fixed charges, including interest on deposits	x	5.41	5.59	6.18	6.51	5.19

(a)	The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.